Exhibit 99.1

News Release

April 24, 2012

Independent proxy advisory firms recommend TELUS shareholders vote in favour of share conversion proposal

Vancouver, B.C. — TELUS (TSX: T, T.A; NYSE: TU) announced today that Institutional Shareholder Services Inc. (ISS) and Glass, Lewis & Co., LLC (Glass Lewis) - leading independent proxy advisory firms - have both separately recommended to their institutional clients that they vote in favour of a proposed transaction that would eliminate TELUS’ dual class share structure. The shareholder vote is scheduled to take place at TELUS’ upcoming annual and special meeting of shareholders on May 9, 2012. Under the terms of TELUS’ proposal, each Non-Voting Share would be converted into a Common Share on a one-for-one basis, if approved by two-thirds of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class.

ISS concluded a vote in favour of the proposal is warranted, “as the proposed transaction would align voting rights with economic interest, offers shareholders meaningful economic opportunity through increased trading liquidity and a dual-listing [of the Common Shares] on New York stock exchange, and has been ratified by a strong market response — and as the company’s Articles effectively preclude any exchange ratio other than the proposed one-for-one exchange.”

Glass Lewis also recommends that shareholders vote in favour of the proposal, noting, “the potential long term financial benefits of a simplified share class structure, which will replace a share structure that was established to address foreign ownership restrictions that are no longer a major concern for the company, outweigh any short term dilutive effects or costs resulting from the conversion.”

“It is an important validation of the soundness of the company’s proposal that the two principal proxy advisory firms that institutional investors look to for independent advice have supported our conversion proposal after a detailed and thorough review of the facts,” said Darren Entwistle, TELUS President and CEO. “It verifies the recommendation of TELUS’ Board of Directors and financial advisor that a one-for-one conversion is fair and in the best interest of holders of both share classes.”

Mr. Entwistle added, “Accordingly, I ask all TELUS shareholders to participate and support our proposal on this important vote that is so clearly consistent with good corporate governance and the long-term interests of TELUS shareholders.”

TELUS engages soliciting dealer group

In addition, TELUS is forming a soliciting dealer group and engaging CIBC as soliciting dealer manager in connection with the annual general and special meeting.

CIBC has undertaken to form and manage a soliciting dealer group comprised of members of the Investment Industry Regulatory Organization of Canada to solicit proxy votes in favour of the proposed conversion from retail Common shareholders.

TELUS will pay the members of the soliciting dealer group a fee of $0.10 per TELUS Common Share owned by Canadian retail shareholders for each proxy voted in favour of the proposed share conversion that is solicited by a member of the soliciting dealer group. The fees payable to a soliciting dealer are subject to the following: (a) the solicitation fee payable in respect of any single beneficial common shareholder holder shall not be less than $50 or more than $1,500 per soliciting dealer; and (b) the minimum fee of $50 shall only be paid in respect of any one beneficial shareholder where the number of common shareholders owned and so voted by such beneficial Common shareholder is greater than or equal to 200. Fees will only be payable for TELUS Common Shares voted in favour of the proposed conversion and if the conversion is approved. No solicitation fees will be payable if the Arrangement Resolution is not adopted.

TELUS has filed and mailed management information circular and related documents to shareholders in connection with the Meeting. Copies of these materials have been publicly filed and are available under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at www.telus.com. Any questions or requests for assistance may be directed to either Laurel Hill Advisory Group Company by phone at 1-877-452-7184 or email at assistance@laurelhill.com; or CIBC by phone at 1-866-744-2030 or email at chase.robinson@cibc.ca.

Background

TELUS has previously communicated that the share conversion was proposed in response to feedback from significant institutional shareholders and would result in the extension of voting rights to all TELUS shareholders. The proposed one-for-one conversion ratio is consistent with the company’s Articles in the event that foreign ownership restrictions are eliminated and past proposed transactions such as the planned Income Trust conversion in 2006 where both classes were to receive one trust unit for each share. The Non-Voting Shares have the same economic interest in TELUS as the Common Shares with the same dividends and strong liquidity and takeover coattail rights that ensure equal economic participation in a takeover premium.

The benefits of the proposal include:

•                  Enhancing the liquidity and marketability of the Common Shares, including through a listing of the Common Shares on the NYSE for the first time. TELUS has approximately 175 million Common and 150 million Non-Voting Shares outstanding. The proposal would result in one Common Share class with approximately 325 million shares outstanding.

•                  Enhancing TELUS’ leadership in respect of good corporate governance practices by granting the right to vote to shareholders holding approximately 46 per cent of the shares who have the same economic interest in the Company as the Common shareholders

•                  Aligning the capital structure of the Company with what is generally viewed as best practice

•                  Addressing concerns expressed by some shareholders about the impact of TELUS’ dual- class share structure on liquidity and trading volumes.

Furthermore, TELUS retains the ongoing ability to comply with the foreign ownership restrictions and the proposal does not affect the earnings per share and dividend paid per Common Share and Non-Voting Share.

This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the proposal will receive voting approval and if not approved the market price of Non-Voting Shares and/or Common Shares may decline, given that share prices in both classes increased on the announcement of the proposal. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Readers should review the risks and uncertainties set out in the “Forward Looking Statements” section at page 14 of TELUS’ 2012 Information Circular, available at www.sedar.com. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements. Permission was not requested to quote from the ISS Report and the Glass Lewis Report.

Media relations: Shawn Hall (604) 619-7913 mailto:shawn.hall@telus.com	Investor relations: Darrell Rae (604) 697-8192 ir@telus.com

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.4 billion of annual revenue and 12.7 million customer connections including 7.3 million wireless subscribers, 3.6 million wireline network access lines and 1.3 million Internet subscribers and more than 500,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $250 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Eleven TELUS Community Boards across Canada lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.